Exhibit 5.1

February 8, 2018

Collectors Universe, Inc.

1921 E. Alton Avenue,

Santa Ana, California 92705

RE:	Registration Statement on Form S-8 for the Registration of Shares of Common Stock under the Collectors Universe, Inc. 2017 Equity Incentive Plan

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 (the “Registration Statement”) being filed by Collectors Universe, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of up to 400,000 shares of the Company’s common stock, $.001 par value (“Common Stock”), reserved for issuance under the Company’s 2017 Equity Incentive Plan (the “2017 Plan”). We have examined the proceedings heretofore taken and are familiar with the additional proceedings proposed to be taken by the Company in connection with the authorization, issuance and sale of the securities referred to hereinabove.

Based on the foregoing, it is our opinion that the 400,000 shares of the Company’s Common Stock, when issued against full payment therefor in accordance with the respective terms and conditions of the 2017 Plan, will be legally and validly issued, fully paid and nonassessable.

As you are aware, Ben A. Frydman, a shareholder of our firm, is the corporate secretary of the Company and owns a total of 20,582 shares of common stock of the Company, and other shareholders of our firm own a total of 3,450 shares of common stock of the Company.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement, including any amendments thereto.

Respectfully submitted,

/s/ Stradling Yocca Carlson & Rauth
STRADLING YOCCA CARLSON & RAUTH P. C.